CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024
AUGUST 6, 2025

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Jun 30 2025	Dec 31 2024
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$102	$131
Accounts receivable		3,898	4,126
Inventory		2,667	2,793
Prepaids and other		480	279
Current portion of other long-term assets	5	98	76
		7,245	7,405
Exploration and evaluation assets	2	2,658	2,526
Property, plant and equipment	3	73,331	73,414
Lease assets	4	1,310	1,394
Other long-term assets	5	724	620
		$85,268	$85,359
LIABILITIES
Current liabilities
Accounts payable		$1,160	$1,079
Accrued liabilities		4,188	4,525
Current income taxes payable		430	92
Current portion of long-term debt	6	1,370	2,400
Current portion of other long-term liabilities	7	1,365	1,535
		8,513	9,631
Long-term debt	6	15,711	16,419
Other long-term liabilities	7	9,197	9,302
Deferred income taxes		10,549	10,539
		43,970	45,891
SHAREHOLDERS' EQUITY
Share capital	9	11,284	11,064
Retained earnings		29,809	28,103
Accumulated other comprehensive income	10	205	301
		41,298	39,468
		$85,268	$85,359
Commitments and contingencies (note 14)

Approved by the Board of Directors on August 6, 2025.

Canadian Natural Resources Limited	1	Three and six months ended June 30, 2025

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended		Six Months Ended
	Note	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Product sales	15	$9,675	$10,622	$22,387	$20,044
Less: royalties		(977)	(1,571)	(2,750)	(2,749)
Revenue		8,698	9,051	19,637	17,295
Expenses
Production		2,159	1,979	4,531	4,136
Blending and feedstock		1,758	2,142	4,245	4,010
Transportation		707	513	1,360	929
Depletion, depreciation and amortization	3,4	1,765	1,649	3,635	3,182
Administration		151	124	303	250
Share-based compensation	7	8	(13)	34	281
Asset retirement obligation accretion	7	90	97	181	194
Interest and other financing expense		238	158	496	296
Risk management (gain) loss	13	(104)	18	(128)	56
Foreign exchange (gain) loss		(803)	103	(846)	353
Gain on acquisition	3	(80)	—	(80)	—
Loss (gain) from investments		—	25	—	(56)
		5,889	6,795	13,731	13,631
Earnings before taxes		2,809	2,256	5,906	3,664
Current income tax expense	8	438	520	949	921
Deferred income tax (recovery) expense	8	(88)	21	40	41
Net earnings		$2,459	$1,715	$4,917	$2,702
Net earnings per common share
Basic	12	$1.17	$0.80	$2.34	$1.26
Diluted	12	$1.17	$0.80	$2.34	$1.25

Canadian Natural Resources Limited	2	Three and six months ended June 30, 2025

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net earnings	$2,459	$1,715	$4,917	$2,702
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2024 – $nil) – three months ended; $nil (2024 – $nil) – six months ended	2	—	6	—
Reclassification to net earnings, net of taxes of $nil (2024 – $nil) – three months ended; $1 million (2024 – $nil) – six months ended	(2)	—	(7)	(1)
	—	—	(1)	(1)
Foreign currency translation adjustment
Translation of net investment	(92)	17	(95)	51
Other comprehensive (loss) income, net of taxes	(92)	17	(96)	50
Comprehensive income	$2,367	$1,732	$4,821	$2,752
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2025	Jun 30 2024
Share capital	9
Balance – beginning of period		$11,064	$10,712
Issued upon exercise of stock options		151	227
Previously recognized liability on stock options exercised for common shares		175	285
Purchase of common shares under Normal Course Issuer Bid		(106)	(144)
Balance – end of period		11,284	11,080
Retained earnings
Balance – beginning of period		28,103	28,948
Net earnings		4,917	2,702
Dividends on common shares	9	(2,461)	(2,242)
Purchase of common shares under Normal Course Issuer Bid, including tax	9	(750)	(1,241)
Balance – end of period		29,809	28,167
Accumulated other comprehensive income	10
Balance – beginning of period		301	172
Other comprehensive (loss) income, net of taxes		(96)	50
Balance – end of period		205	222
Shareholders' equity		$41,298	$39,469

Canadian Natural Resources Limited	3	Three and six months ended June 30, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Operating activities
Net earnings		$2,459	$1,715	$4,917	$2,702
Non-cash items
Depletion, depreciation and amortization	3,4	1,765	1,649	3,635	3,182
Share-based compensation		8	(13)	34	281
Asset retirement obligation accretion		90	97	181	194
Unrealized risk management (gain) loss	13	(15)	—	(12)	13
Unrealized foreign exchange (gain) loss		(661)	(15)	(946)	254
Loss (gain) from investments		—	25	—	(50)
Gain on acquisition	3	(80)	—	(80)	—
Deferred income tax (recovery) expense		(88)	21	40	41
Realized foreign exchange on financing activities (1)		(216)	135	23	135
Abandonment expenditures	7	(193)	(129)	(381)	(291)
Other		21	84	(119)	(9)
Net change in non-cash working capital		24	515	106	500
Cash flows from operating activities		3,114	4,084	7,398	6,952
Financing activities
Issuance (repayment) of bank credit facilities and commercial paper, net	6	471	—	(20)	—
Repayment of other long-term debt	6	—	(1,008)	(876)	(1,008)
Payment of lease liabilities	4	(82)	(78)	(166)	(157)
Issue of common shares on exercise of stock options	9	39	52	151	227
Dividends on common shares		(1,233)	(1,125)	(2,417)	(2,201)
Purchase of common shares under Normal Course Issuer Bid	9	(359)	(762)	(846)	(1,368)
Cash flows used in financing activities		(1,164)	(2,921)	(4,174)	(4,507)
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets	2,15	(51)	4	(57)	(65)
Net expenditures on property, plant and equipment	3,15	(1,864)	(1,625)	(3,161)	(2,669)
Net proceeds from investments		—	575	—	575
Net change in non-cash working capital		(26)	31	(35)	(248)
Cash flows used in investing activities		(1,941)	(1,015)	(3,253)	(2,407)
Increase (decrease) in cash and cash equivalents		9	148	(29)	38
Cash and cash equivalents – beginning of period		93	767	131	877
Cash and cash equivalents – end of period		$102	$915	$102	$915
Interest paid on long-term debt		$237	$126	$494	$307
Income taxes paid, net		$229	$437	$914	$635
(1)Realized foreign exchange on financing activities primarily relates to the repayment of US dollar denominated debt.

Canadian Natural Resources Limited	4	Three and six months ended June 30, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2024. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2024.
During the first quarter of 2025, the Company revised its presentation of transportation expense and blending and feedstock costs, showing the expenses on a disaggregated basis in the consolidated statements of earnings. Previously the Company aggregated transportation, blending and feedstock costs. The revision provides users with more information to evaluate the Company's performance. The consolidated financial statements and related notes have been updated for all periods presented.
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative (note 13). Embedded derivatives are derivatives that are included in a non-derivative host contract. Embedded derivatives are recorded at fair value separately from the host contract when their economic characteristics and risks are not closely related to the host contract, except when the host contract is an asset.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements, including tariffs on certain goods imposed and announced by the US government and actual or potential Canadian countermeasures, both of which continue to evolve. For the six months ended June 30, 2025, these trade actions caused market uncertainty and impacted the global economy, including the oil and gas industry. The Company has taken into account the impacts of the trade actions and the unique circumstances it has created in making estimates, assumptions, and judgements in the preparation of the interim consolidated financial statements and continues to monitor the developments in the business environment and commodity market. Accordingly, actual results may differ from estimated amounts, and those differences may be material.

Canadian Natural Resources Limited	5	Three and six months ended June 30, 2025

2. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$2,408	$—	$48	$70	$2,526
Additions / Acquisitions, net	141	—	—	—	141
Transfers to property, plant and equipment	(6)	—	—	—	(6)
Foreign exchange adjustments	—	—	(3)	—	(3)
At June 30, 2025	$2,543	$—	$45	$70	$2,658
3. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$88,964	$9,731	$5,023	$57,345	$495	$607	$162,165
Additions / Acquisitions, net	2,185	11	219	997	4	41	3,457
Transfers from exploration and evaluation assets	6	—	—	—	—	—	6
Derecognitions (1)	(312)	—	—	(304)	—	—	(616)
Foreign exchange adjustments and other	—	(531)	(283)	—	—	—	(814)
At June 30, 2025	$90,843	$9,211	$4,959	$58,038	$499	$648	$164,198
Accumulated depletion and depreciation
At December 31, 2024	$62,010	$9,392	$3,885	$12,765	$229	$470	$88,751
Expense	2,128	60	60	1,212	8	15	3,483
Derecognitions (1)	(312)	—	—	(304)	—	—	(616)
Foreign exchange adjustments and other	(5)	(516)	(227)	(3)	—	—	(751)
At June 30, 2025	$63,821	$8,936	$3,718	$13,670	$237	$485	$90,867
Net book value
At June 30, 2025	$27,022	$275	$1,241	$44,368	$262	$163	$73,331
At December 31, 2024	$26,954	$339	$1,138	$44,580	$266	$137	$73,414
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three and six months ended June 30, 2025

In June 2025, the Company acquired certain producing and non-producing assets in the North America Exploration and Production segment, including exploration and evaluation assets of $119 million, property, plant and equipment of $457 million, net working capital of $76 million, deferred income tax assets of $80 million, and assumed asset retirement obligations of $350 million. Total purchase consideration was approximately $302 million and is subject to final closing adjustments. The Company recognized a gain on acquisition of $80 million representing the excess of the fair value of the net assets acquired compared to the total purchase consideration.
If the acquisition had been completed on January 1, 2025, the Company estimates that pro forma revenue would have increased by approximately $300 million and pro forma net operating income (revenue less production and transportation expenses) would have increased by approximately $186 million for the six months ended June 30, 2025. Including the impact of depletion, depreciation and amortization, the Company estimates earnings before taxes would have increased by approximately $122 million for the six months ended June 30, 2025. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2025, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
In July 2025, subsequent to quarter end, the Company acquired certain producing and non-producing assets in the North America Exploration and Production segment for consideration of approximately $750 million, subject to final closing adjustments. Net assets acquired primarily include property, plant and equipment and exploration and evaluation assets. The Company also assumed associated asset retirement obligations.
4. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2024	$752	$468	$64	$110	$1,394
Additions	14	83	2	41	140
Depreciation	(43)	(79)	(18)	(12)	(152)
Derecognitions	—	(29)	(29)	—	(58)
Foreign exchange adjustments and other	(3)	(5)	(3)	(3)	(14)
At June 30, 2025	$720	$438	$16	$136	$1,310
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at June 30, 2025 were as follows:

	Jun 30 2025	Dec 31 2024
Lease liabilities	$1,380	$1,464
Less: current portion	238	255
	$1,142	$1,209
Total cash outflows for leases for the three months ended June 30, 2025, including payments related to short-term leases not reported as lease assets, were $378 million (three months ended June 30, 2024 – $319 million; six months ended June 30, 2025 – $732 million; six months ended June 30, 2024 – $655 million). Interest expense on leases for the three months ended June 30, 2025 was $15 million (three months ended June 30, 2024 – $18 million; six months ended June 30, 2025 – $31 million; six months ended June 30, 2024 – $35 million).

Canadian Natural Resources Limited	7	Three and six months ended June 30, 2025

5. OTHER LONG-TERM ASSETS

	Jun 30 2025	Dec 31 2024
Long-term prepayments, contracts and other (1)	$358	$313
Prepaid cost of service tolls	193	166
Long-term inventory	252	204
Risk management (note 13)	19	13
	822	696
Less: current portion	98	76
	$724	$620
(1)Includes physical product sales contracts, accrued interest on PRT recoveries, and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 barrels per day. The refinery processes approximately 50,000 barrels per day of bitumen feedstock, including 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 14). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 15).
The carrying value of the Company's interest in NWRP is $nil, and as at June 30, 2025, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $504 million (December 31, 2024 – $509 million). For the three months ended June 30, 2025, the Company's recovery of its share of unrecognized equity losses was $24 million (six months ended June 30, 2025 – recovery of its share of unrecognized equity losses of $5 million; three months ended June 30, 2024 – recovery of unrecognized equity losses of $35 million; six months ended June 30, 2024 – recovery of unrecognized equity losses of $39 million).
6. LONG-TERM DEBT

	Jun 30 2025	Dec 31 2024
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,466	$1,466

US dollar denominated debt, unsecured
Bank credit facilities (June 30, 2025 – US$3,470 million; December 31, 2024 – US$3,393 million)	4,727	4,888
Commercial paper (June 30, 2025 – US$406 million; December 31, 2024 – US$467 million)	553	672
US dollar debt securities (June 30, 2025 – US$7,650 million; December 31, 2024 – US$8,250 million)	10,420	11,883
	17,166	18,909
Less: original issue discounts, net (1)	12	12
transaction costs (1) (2)	73	78
	17,081	18,819
Less: current portion of commercial paper	553	672
current portion of long-term debt (1) (2)	817	1,728
	$15,711	$16,419
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.

Canadian Natural Resources Limited	8	Three and six months ended June 30, 2025

Bank Credit Facilities and Commercial Paper
As at June 30, 2025, the Company had undrawn revolving bank credit facilities of $4,723 million, and a fully drawn non-revolving term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. As at June 30, 2025, the Company had $553 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing June 2027;
▪a $2,425 million revolving syndicated credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2028.
During the first quarter of 2025, the Company extended its $500 million revolving credit facility originally maturing February 2026 to June 2027.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding as at June 30, 2025 was 5.2% (June 30, 2024 – $nil outstanding), and on total long-term debt outstanding for the six months ended June 30, 2025 was 5.0% (June 30, 2024 – 4.9%).
As at June 30, 2025, letters of credit and guarantees aggregating to $872 million were outstanding (December 31, 2024 – $1,542 million).
Medium-Term Notes
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
Subsequent to June 30, 2025, the Company repaid US$600 million of 2.05% US dollar debt securities due July 2025.
During the first quarter of 2025, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
7. OTHER LONG-TERM LIABILITIES

	Jun 30 2025	Dec 31 2024
Asset retirement obligations	$8,672	$8,607
Lease liabilities (note 4)	1,380	1,464
Share-based compensation	388	620
Transportation and processing contracts	47	58
Risk management (note 13)	4	8
Other	71	80
	10,562	10,837
Less: current portion	1,365	1,535
	$9,197	$9,302

Canadian Natural Resources Limited	9	Three and six months ended June 30, 2025

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (December 31, 2024 – 4.8%) and inflation rates of up to 2% (December 31, 2024 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Jun 30 2025	Dec 31 2024
Balance – beginning of period	$8,607	$7,690
Liabilities incurred	18	28
Liabilities acquired, net	350	171
Liabilities settled	(381)	(646)
Asset retirement obligation accretion	181	389
Revision of cost, inflation, and timing estimates (1)	—	417
Change in discount rates	—	419
Foreign exchange adjustments	(103)	139
Balance – end of period	8,672	8,607
Less: current portion	788	787
	$7,884	$7,820
(1)Includes normal course revisions of cost, inflation, and timing estimates, as well as revisions related to cost estimate increases on future abandonment of the Ninian field assets in the North Sea.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") Plan. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU Plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, by individual employee performance, and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Jun 30 2025	Dec 31 2024
Balance – beginning of period	$620	$780
Share-based compensation expense	34	279
Cash payment for stock options surrendered and PSUs vested	(92)	(84)
Transferred to common shares	(175)	(358)
Other	1	3
Balance – end of period	388	620
Less: current portion	316	463
	$72	$157

Canadian Natural Resources Limited	10	Three and six months ended June 30, 2025

8. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Six Months Ended
Expense (recovery)	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Current corporate income tax – North America (1)	$529	$548	$1,098	$960
Current corporate income tax – North Sea	(45)	(13)	(71)	(18)
Current corporate income tax – Offshore Africa	—	5	5	10
Current PRT (2) – North Sea	(49)	(6)	(88)	(20)
Other taxes	3	(14)	5	(11)
Current income tax	438	520	949	921
Deferred corporate income tax	(106)	14	13	28
Deferred PRT (2) – North Sea	18	7	27	13
Deferred income tax	(88)	21	40	41
Income tax	$350	$541	$989	$962
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
9. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2025
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	2,102,996	$11,064
Issued upon exercise of stock options	7,424	151
Previously recognized liability on stock options exercised for common shares	—	175
Purchase of common shares under Normal Course Issuer Bid	(19,800)	(106)
Balance – end of period	2,090,620	$11,284
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend paid on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
Normal Course Issuer Bid
On March 10, 2025, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 178,738,237 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2025 and ending March 12, 2026.
For the six months ended June 30, 2025, the Company purchased 19,800,000 common shares at a weighted average price of $42.70 per common share for a total cost, including tax, of $856 million. Retained earnings were reduced by $750 million, representing the excess of the purchase price of common shares over their average carrying value.

Canadian Natural Resources Limited	11	Three and six months ended June 30, 2025

Subsequent to June 30, 2025, up to and including August 5, 2025, the Company purchased 2,600,000 common shares at a weighted average price of $43.19 per common share for a total cost, including tax, of $114 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at June 30, 2025:

	Six Months Ended Jun 30, 2025
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	50,806	$33.90
Granted	17,379	43.58
Exercised for common shares	(7,424)	20.33
Surrendered for cash settlement	(405)	20.87
Forfeited	(1,699)	37.80
Outstanding – end of period	58,657	$38.46
Exercisable – end of period	11,842	$32.30
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
10. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2025	Jun 30 2024
Derivative financial instruments designated as cash flow hedges	$69	$71
Foreign currency translation adjustment	136	151
	$205	$222
11. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at June 30, 2025, the ratio was within the target range at 29.1%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2025	Dec 31 2024
Long-term debt	$17,081	$18,819
Less: cash and cash equivalents	102	131
Long-term debt, net	$16,979	$18,688
Total shareholders' equity	$41,298	$39,468
Debt to book capitalization	29.1%	32.1%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at June 30, 2025, the Company was in compliance with this covenant.

Canadian Natural Resources Limited	12	Three and six months ended June 30, 2025

12. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Weighted average common shares outstanding – basic (thousands of shares)		2,093,135	2,133,374	2,096,817	2,137,730
Effect of dilutive stock options (thousands of shares)		6,530	16,089	7,508	16,647
Weighted average common shares outstanding – diluted (thousands of shares)		2,099,665	2,149,463	2,104,325	2,154,377
Net earnings		$2,459	$1,715	$4,917	$2,702
Net earnings per common share	– basic	$1.17	$0.80	$2.34	$1.26
	– diluted	$1.17	$0.80	$2.34	$1.25
13. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of risk management assets and liabilities are classified as financial assets and liabilities at amortized cost. Risk management assets and liabilities are classified as derivatives held for trading, cash flow hedges, or embedded derivatives.
The estimated fair values of derivative financial instruments in Level 2 and Level 3 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves, and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Jun 30 2025	Dec 31 2024
Balance – beginning of period	$5	$9
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2) (3) (4)	13	(6)
Foreign exchange	(3)	1
Other comprehensive income	—	1
Balance – end of period	15	5
Less: current portion	4	5
	$11	$—
(1)Risk management assets and liabilities are disclosed in note 5 and note 7, respectively.
(2)In the second quarter of 2025, the Company entered into a long-term natural gas supply agreement that contains an embedded derivative.
(3)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(4)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
Net (gain) loss from risk management activities was as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2025	Jun 30 2024	Jun 30 2025	Jun 30 2024
Net realized risk management (gain) loss	$(89)	$18	$(116)	$43
Net unrealized risk management (gain) loss	(15)	—	(12)	13
	$(104)	$18	$(128)	$56

Canadian Natural Resources Limited	13	Three and six months ended June 30, 2025

The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2, and embedded derivatives, which are categorized as Level 3. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Jun 30, 2025
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$11,801	$11,869
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.
Embedded Derivative Contract
During the second quarter of 2025, the Company entered into a long-term natural gas supply agreement to supply 140,000 MMBtu/d of natural gas for a term of 15 years, with delivery anticipated to begin in 2030, subject to a number of conditions precedent including a positive final investment decision by the counterparty. Under the terms of the agreement, the Company will deliver natural gas to its counterparty in Illinois, USA and receive a Japan Korea Marker ("JKM") index price less deductions for transportation and liquefaction. The contract includes an embedded derivative as a result of the pricing structure, and the host contract is the natural gas sales agreement with a Chicago Citygate price.
The natural gas embedded derivative contract is categorized as Level 3 within the fair value hierarchy, as the fair value is determined using a discounted cash flow which incorporates significant unobservable inputs, including future natural gas pricing, probability factor, and discount rate.
The Company recognizes a (gain) loss on risk management activities in the statements of earnings related to its natural gas embedded derivative. The (gain) loss is determined by the relative movements in fair value compared to the prior period balance sheet date. For the second quarter of 2025, the Company recognized an unrealized gain of $11 million and a corresponding risk management asset.
The Level 3 fair value measurements of the embedded derivative could be materially impacted by a change in the discount rate and movements in natural gas prices. The following table summarizes the impact to fair value resulting from changes in the specified variable over the 15-year contract. These sensitivities are theoretical, as changes in one variable may contribute to changes in another variable, which may magnify or counteract the sensitivities.

($ millions)	Jun 30, 2025
JKM price
Increase (decrease) of US$0.10/MMBtu	37 / (37)
Discount rate
Increase (decrease) of 1%	(67) / 77
Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2024.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at June 30, 2025, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	14	Three and six months ended June 30, 2025

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper, and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into foreign currency forward contracts, foreign exchange options contracts, SOFR loans, and commercial paper to mitigate its foreign currency exchange rate risk.
As at June 30, 2025, the Company had US$2,143 million of foreign currency forward contracts outstanding (December 31, 2024 – US$2,187 million), with original terms of up to 90 days, of which US$1,535 million were designated as derivatives held for trading (December 31, 2024 – US$1,521 million) and US$608 million were designated as cash flow hedges (December 31, 2024 – US$666 million).
As at June 30, 2025, the Company had no foreign currency put option contracts outstanding. The Company periodically sells put option contracts which grant the purchaser the right, but not the obligation to exercise the contract on the expiry date (European option) and are designated as derivatives held for trading. The amount that may be payable upon exercise is initially recognized as a liability at the amount paid by the counterparty. The option is remeasured to fair value at each reporting date with gains and losses recognized in risk management activities in net earnings. If the option expires unexercised, the remaining liability is derecognized.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at June 30, 2025, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at June 30, 2025, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,160	$—	$—	$—
Accrued liabilities	$4,188	$—	$—	$—
Long-term debt (1)	$1,370	$2,774	$5,343	$7,679
Other long-term liabilities (2)	$242	$151	$370	$621
Interest and other financing expense (3)	$922	$899	$1,654	$3,189
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $238 million; one to less than two years, $151 million; two to less than five years, $370 million; and thereafter, $621 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at June 30, 2025.

Canadian Natural Resources Limited	15	Three and six months ended June 30, 2025

14. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at June 30, 2025:

	Remaining 2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases, and processing (1)	$1,144	$2,247	$2,117	$1,972	$1,869	$19,032
North West Redwater Partnership service toll (2)	$69	$119	$99	$100	$99	$4,080
Offshore vessels and equipment	$100	$—	$—	$—	$—	$—
Field equipment and power	$28	$32	$29	$28	$27	$216
Other	$63	$119	$18	$19	$18	$194
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the Trans Mountain Expansion ("TMX") pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,967 million of interest payable over the 40-year tolling period, ending in 2058 (note 5).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	16	Three and six months ended June 30, 2025

15. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs	$4,595	$5,269	$9,961	$9,553	$56	$133	$208	$272	$4	$82	$110	$164	$4,655	$5,484	$10,279	$9,989
Natural gas	555	292	1,226	777	3	2	9	3	8	10	21	23	566	304	1,256	803
Other income and revenue (1)	16	(5)	33	(7)	—	—	—	4	—	1	1	1	16	(4)	34	(2)
Total segmented product sales	5,166	5,556	11,220	10,323	59	135	217	279	12	93	132	188	5,237	5,784	11,569	10,790
Less: royalties	(487)	(841)	(1,268)	(1,424)	—	(1)	—	(1)	(1)	(4)	(6)	(9)	(488)	(846)	(1,274)	(1,434)
Segmented revenue	4,679	4,715	9,952	8,899	59	134	217	278	11	89	126	179	4,749	4,938	10,295	9,356
Segmented expenses
Production	829	804	1,723	1,713	118	112	288	218	8	19	43	40	955	935	2,054	1,971
Blending and feedstock	1,119	1,303	2,510	2,520	—	—	—	—	—	—	—	—	1,119	1,303	2,510	2,520
Transportation	518	404	994	746	1	5	4	6	—	—	—	—	519	409	998	752
Depletion, depreciation and amortization	1,085	956	2,177	1,897	33	24	73	41	13	108	72	155	1,131	1,088	2,322	2,093
Asset retirement obligation accretion	53	57	106	115	14	16	28	32	2	2	4	4	69	75	138	151
Risk management loss (gain) (commodity derivatives)	1	3	(11)	6	—	—	—	—	—	—	—	—	1	3	(11)	6
Gain on acquisition	(80)	—	(80)	—	—	—	—	—	—	—	—	—	(80)	—	(80)	—
Total segmented expenses	3,525	3,527	7,419	6,997	166	157	393	297	23	129	119	199	3,714	3,813	7,931	7,493
Segmented earnings (loss)	$1,154	$1,188	$2,533	$1,902	$(107)	$(23)	$(176)	$(19)	$(12)	$(40)	$7	$(20)	$1,035	$1,125	$2,364	$1,863
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management (gain) loss (other)
Foreign exchange (gain) loss
Loss (gain) from investments
Total non-segmented (earnings) expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	17	Three and six months ended June 30, 2025

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment Elimination and Other				Total
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30		Jun 30
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs (2)	$4,023	$4,525	$9,902	$8,693	$22	$21	$44	$41	$174	$54	$381	$37	$8,874	$10,084	$20,606	$18,760
Natural gas	—	—	—	—	—	—	—	—	34	27	60	57	600	331	1,316	860
Other income and revenue (1)	48	(4)	73	(3)	137	215	358	429	—	—	—	—	201	207	465	424
Total segmented product sales	4,071	4,521	9,975	8,690	159	236	402	470	208	81	441	94	9,675	10,622	22,387	20,044
Less: royalties	(489)	(725)	(1,476)	(1,315)	—	—	—	—	—	—	—	—	(977)	(1,571)	(2,750)	(2,749)
Segmented revenue	3,582	3,796	8,499	7,375	159	236	402	470	208	81	441	94	8,698	9,051	19,637	17,295
Segmented expenses
Production	1,120	941	2,305	1,967	66	88	139	167	18	15	33	31	2,159	1,979	4,531	4,136
Blending and feedstock (2)	345	579	1,048	1,078	105	190	277	343	189	70	410	69	1,758	2,142	4,245	4,010
Transportation	157	103	331	172	31	4	35	9	—	(3)	(4)	(4)	707	513	1,360	929
Depletion, depreciation and amortization	630	557	1,305	1,081	4	4	8	8	—	—	—	—	1,765	1,649	3,635	3,182
Asset retirement obligation accretion	21	22	43	43	—	—	—	—	—	—	—	—	90	97	181	194
Risk management loss (gain) (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	1	3	(11)	6
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	(80)	—	(80)	—
Total segmented expenses	2,273	2,202	5,032	4,341	206	286	459	527	207	82	439	96	6,400	6,383	13,861	12,457
Segmented earnings (loss)	$1,309	$1,594	$3,467	$3,034	$(47)	$(50)	$(57)	$(57)	$1	$(1)	$2	$(2)	$2,298	$2,668	$5,776	$4,838
Non-segmented expenses
Administration													151	124	303	250
Share-based compensation													8	(13)	34	281
Interest and other financing expense													238	158	496	296
Risk management (gain) loss (other)													(105)	15	(117)	50
Foreign exchange (gain) loss													(803)	103	(846)	353
Loss (gain) from investments													—	25	—	(56)
Total non-segmented (earnings) expenses													(511)	412	(130)	1,174
Earnings before taxes													2,809	2,256	5,906	3,664
Current income tax													438	520	949	921
Deferred income tax													(88)	21	40	41
Net earnings													$2,459	$1,715	$4,917	$2,702
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	18	Three and six months ended June 30, 2025

Capital Expenditures (1)

	Six Months Ended
	Jun 30, 2025			Jun 30, 2024
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$57	$78	$135	$68	$(42)	$26
Offshore Africa	—	—	—	(3)	(62)	(65)
	57	78	135	65	(104)	(39)
Property, plant and equipment
Exploration and Production
North America	1,889	(10)	1,879	1,437	(259)	1,178
North Sea	11	—	11	7	—	7
Offshore Africa	219	—	219	81	—	81
	2,119	(10)	2,109	1,525	(259)	1,266
Oil Sands Mining and Upgrading	997	(304)	693	1,117	(341)	776
Midstream and Refining	4	—	4	7	—	7
Head Office	41	—	41	20	—	20
	3,161	(314)	2,847	2,669	(600)	2,069
	$3,218	$(236)	$2,982	$2,734	$(704)	$2,030
(1)This table provides a reconciliation of capitalized costs, reported in note 2 and note 3, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
Segmented Assets

	Jun 30 2025	Dec 31 2024
Exploration and Production
North America	$32,921	$32,670
North Sea	882	702
Offshore Africa	1,363	1,412
Other	14	31
Oil Sands Mining and Upgrading	48,737	49,221
Midstream and Refining	1,071	1,099
Head Office	280	224
	$85,268	$85,359

Canadian Natural Resources Limited	19	Three and six months ended June 30, 2025

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2025:
Interest coverage (times)
Net earnings (1)	14.0x
Adjusted funds flow (2)	23.0x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	20	Three and six months ended June 30, 2025